Filed pursuant to Rule 424(b)(5)

Registration No. 333-257645

SUPPLEMENT NO. 1 TO

PROSPECTUS SUPPLEMENT DATED APRIL 17, 2023

(To Prospectus dated July 13, 2021)

This Supplement No. 1 to the Prospectus Supplement (this “Supplement”) supplements and amends the Prospectus Supplement dated December 20, 2022 (the “Prospectus Supplement”). This Supplement should be read in conjunction with the Prospectus Supplement and the Prospectus dated July 13, 2021 (the “Prospectus”). This Prospectus Supplement is qualified by reference to the Prospectus Supplement, except to the extent that the information presented herein supersedes the information contained in the Prospectus Supplement.

On December 20, 2022, we entered into an At The Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent” or “Wainwright”), relating to shares of our common stock offered by this prospectus supplement. In accordance with the terms of the Sales Agreement, we were initially authorized to offer and sell shares of our common stock having an aggregate offering price of up to $50,000,000 from time to time through the Sales Agent, acting as agent under the prospectus supplement and the accompanying prospectus (the “ATM Offering”). On April 20, 2023, we entered into an amendment to the Sales Agreement pursuant to which we reduced the aggregate gross sales price of the shares of our Common Stock from $50,000,000 to zero (the “ATM Offering Size Reduction”).

The purpose of this Supplement is to update the Prospectus Supplement to reflect the ATM Offering Size Reduction. Except as modified by this Supplement, the terms of the ATM Offering remain unchanged, and the Sales Agreement, as amended, remains in full force and effect.

We are now subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which the Prospectus Supplement, as modified by this Supplement, and the Prospectus form a part. The aggregate market value of our Common Stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is approximately $4.8 million, which was calculated based on 4,756,062 shares of our outstanding Common Stock held by non-affiliates on April 19, 2023 at a price of $0.86 per share, the closing price of our Common Stock on April 19, 2023. During the 12 calendar months prior to, and including, the date of this Supplement, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3. As a result of the limitations of General Instruction I.B.6, and in accordance with the terms of the Sales Agreement, as amended, we are reducing the aggregate offering price of the shares of Common Stock that may be sold from time to time through the Sales Agent to zero.

Our common stock is traded on The Nasdaq Capital Market under the symbol “ADTX.” On April 19, 2023, the last reported sale price of our common Stock as reported on the Nasdaq Capital Market was $0.86 per share.

Investing in our securities involves a high degree of risk. Before buying any of our securities, you should carefully read the discussion of material risks of investing in our securities under the heading “Risk Factors” beginning on page S-8 of the Prospectus Supplement and the documents incorporated by reference herein and page 32 of the accompanying Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is April 20, 2023.